UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

EDAC Technologies Corporation
(Name of Subject Company)

EDAC Technologies Corporation
(Name of Person(s) Filing Statement)

Common Stock, par value $0.025 per share
(Title of Class of Securities)

279285100
(CUSIP Number of Class of Securities)

Glenn L. Purple
Vice President, Finance, Chief Financial Officer and Secretary
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, CT  06032
(650) 943-2800
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Edward J. Samorajczyk, Jr.
Matthew J. Guanci, Jr.
Robinson & Cole LLP
280 Trumbull Street
Hartford, CT 06103
(860) 275-8200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following email correspondence from Dominick A. Pagano, President and Chief Executive Officer of EDAC Technologies Corporation (“EDAC”), was sent to certain customers of EDAC on March 18, 2013:

Dear [Customer]:

As you are aware this morning, we announced we have entered into a definitive agreement to be acquired by Greenbriar Equity Group LLC (“Greenbriar”), a private equity firm with $1.5 billion of committed capital and a strong manufacturing heritage in growing and investing in aerospace, defense and other transportation related businesses.

This transaction is an exciting new chapter for EDAC, our employees and with you, our customers. Greenbriar is investing in EDAC and its management team and supports our vision of sustained growth to create a world-class company.

One element that hasn’t changed is our commitment to serve you.  All current relationships remain intact and all production schedules remain unchanged.

I am attaching a copy of the news release announcing this merger, and welcome your feedback.

Please give me a call, if you would like to discuss.

Best Regards,

Dominick

Shareholders to Receive $17.75 Per Share in Cash;
Greenbriar to Commence All-Cash Tender Offer

FARMINGTON, Conn., March 18, 2013 /PRNewswire/ -- EDAC Technologies Corporation (NASDAQ: EDAC), a diversified designer, manufacturer and servicer of precision components for aerospace and industrial applications, today announced it has entered into a definitive agreement to be acquired by GB Aero Engine LLC, an affiliate of Greenbriar Equity Group LLC, for $17.75 per share in cash, pursuant to a cash tender offer and second step merger, for an aggregate equity value of approximately $104.1 million.  The EDAC board of directors has unanimously approved the agreement and recommended that the shareholders of EDAC accept the offer and tender their shares into the offer.

Under the terms of the agreement, EDAC shareholders will receive $17.75 in cash for each share of EDAC common stock, representing a premium of approximately 29.6% over EDAC’s average closing price during the 90 trading days ending March 15, 2013, and a 19.8% premium over EDAC’s average closing price during the 30 trading days ending March 15, 2013.

“We believe this transaction is in the best interests of the Company and our shareholders.  Our agreement with Greenbriar represents an attractive valuation for our shareholders, and we look forward to closing the transaction expeditiously,” said Dominick Pagano, EDAC President and Chief Executive Officer.  “We believe that Greenbriar clearly understands our markets and that this transaction will allow EDAC to continue to focus on delivering high quality products and services to our customers. We look forward to the next phase of our company following the transaction.”

Noah Roy, Managing Director of Greenbriar, said “We look forward to partnering with EDAC to continue their track record of strong growth and success serving leading aerospace and industrial customers with best-in-class precision component capabilities.”

Under the terms of the definitive merger agreement between EDAC and GB Aero Engine LLC, a wholly owned subsidiary of GB Aero Engine LLC will commence a cash tender offer to purchase all of the outstanding shares of EDAC’s common stock no later than March 26, 2013.  Members of the Board and executive officers of EDAC, who own approximately 18.2 percent of the Company’s outstanding shares in the aggregate, have entered into agreements pursuant to which they will tender their shares into the offer.  The closing of the tender offer is subject to customary closing conditions, including the tender of at least a majority of EDAC’s common stock and requisite regulatory approvals.  If the tender offer closes, Greenbriar will acquire any EDAC shares that are not purchased in the tender offer in a second-step merger, at the same price per share paid in the tender offer. The transaction is not subject to a financing condition.  EDAC expects the transaction to close in the second quarter of 2013.  There can be no assurance that the tender offer will be completed, or if completed, that it will be completed in the second quarter of 2013.

The Company’s Annual Meeting of Shareholders, previously scheduled for May 1, 2013, has been postponed until further notice.

Stifel, Nicolaus & Company, Incorporated is serving as exclusive financial advisor and Robinson & Cole LLP is serving as legal counsel to EDAC Technologies Corporation.  Kirkland & Ellis LLP is serving as legal counsel to Greenbriar.

About EDAC Technologies Corporation

EDAC Technologies Corporation (or the “Company”) is a diversified manufacturing company serving the aerospace and industrial markets.  In the aerospace sector, EDAC offers design and manufacturing services for commercial and military aircraft, in such areas as jet engine parts, special tooling, equipment, gauges and components used in the manufacture, assembly and inspection of jet engines.  Industrial applications include high-precision fixtures, gauges, dies and molds, as well as the design, manufacture and repair of precision grinders and precision spindles, which are an integral part of machine tools found in virtually every manufacturing environment. EDAC’s core competencies include extensive in-house design and engineering capabilities, and facilities equipped with the latest enabling machine tools and manufacturing technologies.  EDAC’s acquisition of EBTEC Corporation in June 2012 expanded its services to the aerospace and industrial markets to include electron beam welding, laser welding, laser cutting and laser drilling, EDM, vacuum heat treating and abrasive waterjet cutting as well as expanding its markets to include semiconductors and medical devices. The Company’s acquisition of Smith-Renaud assets in October 2012 added centerless grinding systems and custom precision spindles, completing the EDAC Machinery product line.

About Greenbriar Equity Group LLC

Greenbriar Equity Group LLC, a private equity firm with $1.5 billion of committed capital, focuses exclusively on the global transportation industry, including companies in aerospace and defense, automotive, freight and passenger transport, logistics and distribution, and related sectors. Greenbriar invests with proven management teams who are interested in being significant equity owners in their companies as well as with corporate partners who are interested in raising capital. Greenbriar’s partners bring many decades of experience at the highest levels within the transportation industry. Additional information may be found at www.greenbriarequity.com.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995; including forward-looking statements regarding the anticipated acquisition of EDAC by an affiliate of Greenbriar, These forward-looking statements may be identified by words such as “plans,” “seeks,” “projects,” “expects,” “believes,” “may,” “anticipates,” “estimates,” “should,” and other similar expressions.  Each of these forward-looking statements are subject to risks and uncertainties. Actual results or developments may differ materially from those, express or implied, in these forward-looking statements. There are a number of important factors that may cause differences between current expectations and actual results or developments, including risks and uncertainties associated with the anticipated acquisition of EDAC.  These risks and uncertainties include, among others, uncertainties as to how many of EDAC’s stockholders will tender their shares pursuant to the tender offer, the risk that competing offers will be made, and the possibility that various closing conditions to the tender offer or the subsequent merger may not be satisfied or waived, and the risk that stockholder litigation in connection with the tender offer and subsequent merger may result in significant costs of defense, indemnification and liability.  Other factors that may cause EDAC’s actual results or developments to differ materially from those expressed or implied in the forward-looking statements in this press release are discussed in EDAC’s filings with the SEC, including the “Risk Factors” sections of EDAC’s periodic reports on Form 10-K and Form 10-Q filed with the SEC.  All forward-looking statements in this announcement are qualified in their entirety by this cautionary statement.  Unless required by law, EDAC does not undertake to update its forward-looking statements.

Notice to Investors

The tender offer for the outstanding common stock of the Company referred to in this report has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company common stock will be made pursuant to an offer to purchase and related materials that Greenbriar intends to file with the Securities and Exchange Commission. At the time the offer is commenced, Greenbriar will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available.  In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov.  Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by the Company by contacting Glenn L. Purple, at EDAC Technologies Corporation, telephone number (860) 677-2603.

CONTACTS:

EDAC Technologies Corporation
Glenn L. Purple
Vice President-Finance
860-677-2603

Greenbriar Equity Group LLC
Ross Lovern
Kekst and Company
212-521-4876

Important Additional Information

This filing is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. The tender offer for the shares of the Company has not commenced. Shareholders of the Company are urged to read the relevant tender offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding the tender of their shares. At the time the offer is commenced, GB Aero Engine LLC and GB Aero Engine Merger Sub Inc. will file tender offer materials with the SEC and the Company will file a Solicitation/Recommendation Statement with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the Offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/ Recommendation Statement, will be made available to all shareholders of the Company at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of Offer to Purchase and related Letter of Transmittal will also be available from GB Aero Engine LLC.

In addition to the Solicitation/Recommendation Statement with respect to the Offer, the Company files annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information filed by the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.